# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle,, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-010891
Filed by CIK 0001279913

## Reporting persons
- Marathon Asset Management GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,211,615; shared voting power 0; sole dispositive power 1,211,615; shared dispositive power 0; aggregate amount beneficially owned 1,211,615 (4.7% of the class)
  Comment: See item 2 for additional information.
- Marathon Asset Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,211,615; shared voting power 0; sole dispositive power 1,211,615; shared dispositive power 0; aggregate amount beneficially owned 1,211,615 (4.7% of the class)
  Comment: See item 2 for additional information.
- MDCF II Investment Fund A SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 923,084; shared voting power 0; sole dispositive power 923,084; shared dispositive power 0; aggregate amount beneficially owned 923,084 (3.5% of the class)
  Comment: See item 2 for additional information.
- Bruce Richards: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,211,615; shared voting power 0; sole dispositive power 1,211,615; shared dispositive power 0; aggregate amount beneficially owned 1,211,615 (4.7% of the class)
  Comment: See item 2 for additional information.
- Louis Hanover: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,211,615; shared voting power 0; sole dispositive power 1,211,615; shared dispositive power 0; aggregate amount beneficially owned 1,211,615 (4.7% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, OH, 44131

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following Reporting Persons:

(i) Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon");

(ii) Marathon Asset Management GP, L.L.C., a Delaware limited liability company ("Marathon GP"), the general partner of Marathon;

(iii) MDCF II Investment Fund A SCSp, a Luxembourg special limited partnership ("MDCF II");

(iv) Bruce Richards, a managing member of Marathon GP; and

(v) Louis Hanover, a managing member of Marathon GP.

Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of certain funds managed by Marathon (together with MDCF II, the "Marathon Funds"), has the sole power to vote and the sole power to direct the disposition of the 1,211,615 shares of common stock, par value $0.01 per share (the "Common Stock"), held by the Marathon Funds. Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the 1,211,615 shares of Common Stock held by the Marathon Funds. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.
Address of principal business office or, if none, residence: The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.
Citizenship: Marathon GP and Marathon are organized under the laws of the State of Delaware. MDCF II is organized under the laws of Luxembourg. Mr. Richards and Mr. Hanover are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 1,211,615.00

MDCF II - 923,084.00
Percent of class:
Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 4.7%

MDCF II - 3.5%
Sole power to vote or to direct the vote:
Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 1,211,615.00

MDCF II - 923,084.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 1,211,615.00

MDCF II - 923,084.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. A Joint Filing Agreement, dated as of February 27, 2025, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 27, 2025).

## Signatures
- Marathon Asset Management GP, L.L.C.: /s/ Anne Campbell, Anne Campbell, Authorized Signatory (05/15/2026)
- Marathon Asset Management, L.P.: /s/ Anne Campbell, Anne Campbell, Authorized Signatory for Marathon Asset Management GP, L.L.C., its general partner (05/15/2026)
- MDCF II Investment Fund A SCSp: /s/ Anne Campbell, Anne Campbell, Authorized Signatory for Marathon Asset Management L.P., solely in its capacity as Investment Manager (05/15/2026)
- Bruce Richards: /s/ Anne Campbell, Anne Campbell/Authorized Signatory (05/15/2026)
- Louis Hanover: /s/ Anne Campbell, Anne Campbell/Authorized Signatory (05/15/2026)